Exhibit 99.2

20 January 2005

UB Factory in Carlisle

Following the recent bad weather in the Carlisle district, UB’s biscuit factory site in Carlisle was subject to heavy flooding over the weekend 8th and 9th of January 2005.

At present the site is not operational and it is too early to know when normal operations will recommence at the site.  UB and its insurers are currently undertaking a full assessment of the situation.

No one was injured in the flood at the site.

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